                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

             Information statement pursuant to Rule 13d-1 and 13d-2
                                (Amendment No. )(1)

                                 Source Media, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)


                                  Common Stock*
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    836153304
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                                 (CUSIP number)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*  Securities held, exercisable into Common Stock.


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                                  SCHEDULE 13G


--------------------------------

         CUSIP NO. 836153304          13G
--------------------------------

--------- ----------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Pecks Management Partners, Ltd.          11-3015963
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [ ]
                                    Not Applicable
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4
          CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York
---------------------- ------ --------------------------------------------------

                          5    SOLE VOTING POWER       1,250,000

      NUMBER OF         ------ -------------------------------------------------
       SHARES
BENEFICIALLY OWNED BY     6    SHARED VOTING POWER      N/A
        EACH            ------ -------------------------------------------------
      REPORTING
     PERSON WITH          7    SOLE DISPOSITIVE POWER   1,250,000
                        ------ -------------------------------------------------

                          8    SHARED DISPOSITIVE POWER   N/A

--------- ----------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,250,000
--------- ----------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*
                                  N/A
--------- ----------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                     9.5
--------- ----------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*
                                  IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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--------------------------------------------------------------------------------
                          PECKS MANAGEMENT PARTNERS LTD.
--------------------------------------------------------------------------------

Item 1a.             Source Media, Inc.

Item 1b              8140 Walnut Hill Lane
                     Suite 1000
                     Dallas, TX 75231
Item 2a              Pecks Management Partners Ltd.

Item 2b              One Rockefeller Plaza, Suite 900
                     New York, NY 10020

Item 2c              New York

Item 2d              Common Stock*

                     *We hold securities convertible into common stock

Item 2e              Cusip:  836153304

Item 3e Investment Adviser Registered under Section 203 of the Investment Advisers Act of 1940

Item 4               a          1,250,000
                     b          9.5%
                     c   (i)    1,250,000
                        (ii)    None
                       (iii)    1,250,000
                        (iv)    None

Item 5              Inapplicable

Item 6 Shares as to which this schedule is filed are owned by four investment advisory clients of the person filing this schedule, which clients receive dividends and the proceeds from the sale of such shares. One such client is known to have such interest with respect to more than 5% of the class and such client is named below.

                    Delaware State Employees' Retirement Fund

Items 7-9           Inapplicable

Item 10 "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

                                                January 27, 1998

                                                /s/ Arthur W. Berry
                                                ------------------------------
                                                Arthur W. Berry
                                                Managing Director



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